UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS: Mariano Balaguer VP, Chief Financial Officer (914) 345-9001 Mariano.Balaguer@taro.com	William J. Coote AVP, Business Finance, Treasurer and Investor Relations (914) 345-9001 William.Coote@taro.com

TARO ANNOUNCES JOINING OF CEO

Hawthorne, NY, September 1, 2017 – Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced today that Mr. Uday Baldota has joined the Company as its Chief Executive Officer (“CEO”) effective August 28, 2017.  Since December 2016, Mr. Baldota has served as a member of Taro’s Board of Directors (“Taro Board”).

Mr. Baldota replaces Mr. Abhay Gandhi, who served in the role of Interim Chief Executive Officer since January 1, 2017.  Mr. Gandhi will continue in his role as Vice Chairman of the Taro Board and as the CEO of the Sun Pharma North America operations.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 1, 2017

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Abhay Gandhi
        Name:  Abhay Gandhi
         Title:    Interim Chief Executive Officer and Director